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Attention:	Kevin Woody
Jeff Gordon
Gregory Herbers
Geoffrey Kruczek

Re:	Heramba Electric plc
Registration Statement on Form F-4
Filed December 6, 2023
File No. 333-275903

To the addressees set forth above:

This letter is sent on behalf of Heramba Electric plc (the “Company”) in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated in its letter dated January 5, 2024 (the “Comment Letter”) regarding the above-referenced filing.

Please note that the Company today filed with the Commission Amendment No. 1 to the Registration Statement on Form F-4 (the “Registration Statement”) reflecting, among other things, the revisions set forth below.

For ease of reference, the headings and numbers of the Company’s responses set forth below correspond to the headings and numbers in the Comment Letter, and we have set forth below, in italics, the text of the Staff’s comment prior to each of the Company’s responses in the same order as presented in the Comment Letter. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings ascribed to such terms in the Registration Statement.

January 16, 2024

Form F-4 filed December 6, 2023

Industry and Market Data, page v

1.	We note your disclosure that you obtained some of the market and industry data included in the proxy statement/prospectus from publicly available information and industry publications and that you have not independently verified this data and information. This statement appears to imply a disclaimer of responsibility for this information in the proxy statement/prospectus. Please either revise this section to remove such implication or specifically state that you are liable for all information in the proxy statement/prospectus.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page v of the Registration Statement.

Risk Factors, page 12

2.	We note that if Proposal 3 is approved by shareholders, Irish courts will be the exclusive forum for certain shareholder litigation matters. Please revise to describe the related risks to investors so that they understand the consequences of electing to approve this provision. For example, describe whether the provision will result in increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable, as well as any questions regarding enforceability of the provision. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 35-36 of the Registration Statement.

January 16, 2024

We rely on a limited number of suppliers and manufacturers for our products..., page 13

3.	Please expand the disclosure regarding your suppliers to clarify the nature of your arrangements with them, such as whether long-term agreements exist. Please also expand the last sentence on page 13 and 163 to clarify the nature and extent of the supply chain issues/challenges and quantify the impact you mention. We note that your disclosures on pages 171-74 do not appear to discuss this impact. Also discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 15-17 and 177 of the Registration Statement.

Increases in component costs, shipping costs, long lead times, supply shortages..., page 14

4.	You state that the company experienced inflationary pressures or rising costs. Please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company. As appropriate, if inflationary pressures are actually occurring, revise to eliminate the implication that they only “may” occur or are a possible occurrence. Describe any actions, planned or taken, to combat inflationary pressures.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 16-17 of the Registration Statement.

Sponsor Support Agreement, page 80

5.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 87, 200 and 244 of the Registration Statement.

Fairness Opinion of Northland, page 92

6.	Revise your disclosure to include a detailed summary of the Northland Report, with a particular emphasis on the qualifications of and method for selecting Northland. Additionally, describe any material relationships between Northland and you or any of the SPAC Sponsors or their affiliates. Refer to Item 1015(b) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 100 of the Registration Statement.

January 16, 2024

7.	Please disclose the “certain internal financial information, estimates, and financial and operations forecasts for Kiepe Electric, prepared by Kiepe Electric, PERAC, and their respective advisors,” as mentioned in the fifth bullet on page 93. Please also reconcile the disclosure in that bullet with the disclosure on page 94 regarding the “unavailability of adequate financial projections.” If the financial projections were inadequate, explain the reason for the inadequacy.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 100-102 of the Registration Statement.

Proposal No. 1 -- The Business Combination Proposal

Potential Actions to Secure Requisite Shareholder Approvals, page 100

8.	We note the disclosure on page 100 indicating that the Sponsor or PERAC’s directors, officers, advisors or their affiliates “may” purchase SPAC securities in the open market to reduce redemption rates. Please provide your analysis on how such potential purchases would comply with Rule 14e-5.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 108-109 and 142 of the Registration Statement to clarify that any such purchases, if any, would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act.

Unaudited Pro Forma Condensed Combined Financial Information, page 110

9.	We note your discussion of footnote (AA) on page 127. Please clarify if there is a related adjustment presented on the face of your pro forma statement of profit or loss.

Response: In response to the Staff’s comment, the Company has revised the face of the pro forma statements of profit or loss on pages 127-130 of the Registration Statement to clearly indicate the adjustment (AA).

Registration Rights Agreement, page 234

10.	We note that you will enter into a registration rights agreement at the closing of the business combination, pursuant to which Holdco will agree to provide certain holders of Holdco securities with customary demand and piggyback registration rights. Please disclose whether there are, or whether you expect, any maximum cash penalties under the registration rights agreement(s), if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.

Response: In response to the Staff’s comment, the Company advises the Staff that there are no cash penalties contemplated under the Registration Rights Agreement that the parties anticipate entering into in connection with the closing of the Business Combination, and no such penalties are expected. Further, the Company has revised the disclosure on pages 86 and 243 of the Registration Statement.

January 16, 2024

Material U.S. Federal Tax Considerations of the Business Combination, page 237

11.	We note the Merger Agreement indicates that the parties intend that the merger will qualify as a reorganization and that you intend to file a tax opinion under Item 601(b)(8) of Regulation S-K. It is permissible for counsel to provide a “should” or “more likely than not” opinion, rather than a “will” opinion, provided that the disclosure explains the degree of and reasons underlying the uncertainty and the related risks to investors. In addition, please refer to Staff Legal Bulletin No. 19 for guidance on the use of long and short-form tax opinions and revise your disclosure accordingly.

Response: The Company wishes to clarify that, as provided in Section 2.05 of the Business Combination Agreement, the parties intend that the Merger, taken together with other relevant transactions, should qualify as an exchange described in Section 351 of the United States Internal Revenue Code of 1986, as amended. The Company further supplementally advises the Staff that the Company intends to file an opinion of Greenberg Traurig, LLP, which will be based on, and subject to, assumptions, qualifications and limitations to be set forth in such opinion and in the section titled “Material U.S. Federal Income Tax Considerations of the Business Combination—Tax Consequences of the Merger,” confirming that such section sets forth the opinion of Greenberg Traurig, LLP.

General

12.	Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages xxx-xxxi and 51-52 of the Registration Statement.

13.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 51-52 of the Registration Statement.

14.	Refer to your disclosure on page 13 regarding sales to governments and public entities. Clarify the portion of your revenue attributable to those entities and subject to the risks to which you refer.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 15 of the Registration Statement.

January 16, 2024

15.	It appears from note 4 to Exhibit 107 that you are registering the exchange of NRA shares for shares of the registrant. Please provide us your analysis of how this exchange is consistent with Section 5 of the Securities Act.

Response: In response to the Staff’s comment, the Company has revised Exhibit 107 to the Registration Statement to remove the registration of the exchange of the NRA shares for shares of the registrant.

16.	We note that the underwriters of the SPAC initial public offering have waived their rights to deferred fees. Please tell us, with a view to disclosure, whether either firm has resigned.

Response: The Company respectfully advises the Staff that, pursuant to the Waivers, (i) JPM informed PERAC that it has ceased its relationship with PERAC with respect to the IPO and is not, and shall not, act in any capacity or relationship with PERAC with respect to any business combination transaction, and (ii) BofA informed PERAC that it has ceased or refuses to act in every office, capacity, and relationship with respect to any potential business combination. In response to the Staff’s comment, the Company has revised the disclosure on pages xxvii, 5-6, 41-42 and 98-100 of the Registration Statement.

17.	We note the waiver of the deferred underwriting commissions that would otherwise be due to the underwriters upon the closing of the business combination. Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify the SPAC’s current relationship with each underwriter. Revise your pro forma financial information and relevant disclosure referring to the payment of deferred underwriting commissions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages xxvi-xxvii, 5-6, 41-42 and 98-100 of the Registration Statement. In addition, the Company has expanded the disclosure of Adjustment E on page 135 of the Registration Statement to clarify that the waiver of deferred underwriting commission has already been reflected in PERAC’s historical financial statements as of and for the period ended June 30, 2023 and thus no additional pro forma adjustment is needed.

18.	Please describe what relationship existed between each of the underwriters and the SPAC after the close of the IPO, including any financial or merger-related advisory services conducted by either firm. For example, clarify whether either firm had any role in the identification or evaluation of business combination targets.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages xxvi-xxvii, 5-6, 41-42 and 98-100 of the Registration Statement.

January 16, 2024

19.	Tell us whether either of the SPAC underwriters was involved in the preparation of any disclosure that is included in this registration statement, including any analysis underlying disclosure in the registration statement. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise. Further, please clarify that either firm claims no role in the SPAC’s business combination transaction and has affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.

Response: The Company respectfully advises the Staff that the IPO Underwriters were not involved in the preparation of any disclosure that is included in the Registration Statement, including any analysis underlying disclosure in the Registration Statement. In response to the Staff’s comment, the Company has revised the disclosure on pages xxvi-xxvii, 5-6, 41-42 and 98-100 of the Registration Statement.

20.	Please tell us whether you are aware of any disagreements with the SPAC underwriters regarding the disclosure in your registration statement. Further, please add risk factor disclosure that clarifies that these firms were to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet the firms are waiving such fees and disclaiming responsibility for the registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.

Response: The Company respectfully advises the Staff that none of the IPO Underwriters communicated to PERAC, and PERAC is not aware, that the Waivers were the result of any dispute or disagreement with PERAC, including any disagreement relating to the disclosure in the Registration Statement or any matter relating to PERAC’s, Heramba’s or the Company’s operations, prospects, policies, procedures or practices. In response to the Staff’s comment, the Company has revised the disclosure on pages xxvi-xxvii, 5-6, 41-42 and 98-100 of the Registration Statement.

21.	Disclose whether either of the SPAC underwriters provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons for the waiver of deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that these firms have performed all their obligations to obtain the fee and therefore are gratuitously waiving the right to be compensated.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages xxvi-xxvii, xxxi, 5-6, 41-42, 93, 98-100, 108, 140, 154 and 160 of the Registration Statement.

January 16, 2024

22.	Please discuss the potential impact on the transaction related to the resignation of the SPAC underwriters. If the firms would have played a role in the closing, please revise to identify the party who will be filling that role.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages xxvi-xxvii, 5-6, 41-42 and 98-100 of the Registration Statement.

23.	Please revise your disclosure to highlight for investors that each firm’s withdrawal indicates that it does not want to be associated with the disclosure or underlying business analysis related to the transaction. In addition, revise your disclosure to caution investors that they should not place any reliance on the fact that either firm has been previously involved with the transaction.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages xxvi-xxvii, 5-6, 41-42 and 98-100 of the Registration Statement.

24.	Please provide us with a letter from each firm stating whether it agrees with the statements made in your prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with firm and each firm and it either agrees or does not agree with the conclusions and the risks associated with such outcome. If either firm does not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors. Additionally, please indicate that the firm withdrew from its roles and forfeited its fees, if applicable, and that the firm refused to discuss the reasons for its resignation and forfeiture of fees, if applicable, with management. Clarify whether the firm performed substantially all the work to earn its fees.

Response: The Company respectfully advises the Staff that each IPO Underwriter was asked by PERAC to provide a letter stating whether it agrees with the disclosure in the Registration Statement regarding the Waivers. Each IPO Underwriter declined to provide such letter. In response to the Staff’s comment, the Company has revised the disclosure on pages xxvi-xxvii, 5-6, 41-42 and 98-100 of the Registration Statement.

25.	Please provide us with the engagement letter between the SPAC and each firm. Please disclose any ongoing obligations of the Company pursuant to the engagement letter that will survive the termination of the engagement, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations on the Company in the registration statement.

Response: The Company acknowledges the Staff’s comment and will provide the Staff with the requested agreements on a supplemental basis. In response to the Staff’s comment, the Company has revised the disclosure on pages 5-6, 41-42 and 98-100 of the Registration Statement.

January 16, 2024

26.	Please provide us with any correspondence between either firm and the SPAC or the target relating to the resignation and/or waiver of deferred fees. This comment is not limited to written correspondence.

Response: The Company acknowledges the Staff’s comment and will provide the Staff with the requested correspondence on a supplemental basis.

27.	Please disclose whether either firm assisted in the preparation or review of any materials reviewed by the SPAC’s board of directors or management as part of their services and whether either firm has withdrawn its association with those materials and notified the SPAC of such disassociation. For context, include that there are similar circumstances in which a financial institution is named and that the firm’s resignation indicates it is not willing to have the liability associated with such work in this transaction.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages xxvi-xxvii, 5-6, 41-42 and 98-100 of the Registration Statement.

28.	Please tell us whether either firm was involved in the preparation of any disclosure that is included in the registration statement, or material underlying disclosure in the registration statement, including but not limited to the disclosure regarding financial analyses conducted. If the firm was involved in preparing this disclosure, please also include a risk factor describing their role in connection with the preparation of the registration statement and the valuation of the target and that they disclaim any liability in connection with such disclosure included in the registration statement. If applicable, please also disclose the rationale for continuing to rely on information disclaimed by the professional organization associated with or responsible for such information.

Response: The Company respectfully advises the Staff that the IPO Underwriters were not involved in the preparation of any disclosure that is included in the Registration Statement, or material underlying disclosure in the Registration Statement, including but not limited to the disclosure regarding financial analyses conducted.

January 16, 2024

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please direct any such requests or questions to Nick S. Dhesi of Latham & Watkins LLP at (713) 546-7409 or nick.dhesi@lw.com.

Sincerely,

/s/ Nick S. Dhesi
Nick S. Dhesi

cc:	Via E-mail

Alan I. Annex, Greenberg Traurig, P.A.

Brian N. Wheaton, Greenberg Traurig, P.A.